SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

October 6, 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: October 6, 2005 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

QI Systems Inc. Announces Successful Completion of Private-Placement Funding Company - CEO Anticipates Strong Revenue Growth from New Market Opportunities

Dallas, Texas & Richmond, British Columbia - Business Wire - October 5, 2005 - QI Systems Inc. (OTCBB: QIIIF), a leading international developer and integrator of smart card payment and tracking solutions, today announced that it has completed two private equity placements, with total proceeds to the Company of $1.37 million.

The first placement was assisted by a broker and was for 6,820,500 units at $0.10 per unit, each unit consisting of one share of QI common stock and one warrant to acquire one share of QI common stock at an exercise price of $0.25. Each warrant for this placement expires one year from the issue date of the unit. The broker received a commission of 10% of the proceeds and 150,000 shares of QI common stock. The second placement was a private placement of 4,641,667 units at $0.15 per unit, each unit consisting of one share of QI common stock and one warrant to acquire one share of QI common stock at an exercise price of $0.30. The warrant for this placement expires two years from the issue date of the unit. All of the common shares issued under these private placements are subject to regulatory hold periods.

Steven Garman, QI´s President and CEO, commented, “For the past 18 months, QI Systems Inc. has gone through a comprehensive transformation designed to position the Company for substantial revenue growth. I am proud to say we are now in a financial position to address a broad range of exciting market opportunities, which in turn should help us develop significant new on-going revenue streams. The Company has a solid cash position and has no long term debt.”

“To that end, QI Systems Inc. is launching an aggressive sales effort in North America that includes new field representation, new sales alliances and new marketing targets. While the Company will continue to pursue sales in core markets such as vending and parking, each of which affords us opportunities to expand existing revenue, our focus now has broadened to include gaming, fluid delivery control, and the highly visible arenas of access and security.”

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card payment and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R. Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze

(407) 327-6444